UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 6-K
___________________________
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date: October 29, 2024
Commission File Number: 001-41912
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Ferrovial SE
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Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
EXPLANATORY NOTE
On October 29, 2024, Ferrovial SE (the “Company”) released information regarding its results of operations for the quarterly period ended September 30, 2024. A copy of the Company’s unaudited financial results for the nine months ended September 30, 2024, the related presentation materials and the related press release are furnished as
Exhibits 99.1, 99.2 and 99.3, respectively
Attached as exhibits to this current report on Form 6-K are:
(1) Ferrovial’s unaudited financial results for the nine months ended September 30, 2024
(2) Results presentation for the nine months ended September 30, 2024
(3) Press Release dated October 29, 2024
EXHIBIT INDEX

Exhibit No.	Description
99.1	Ferrovial’s unaudited financial results for the nine months ended September 30, 2024
99.2	Results presentation for the nine months ended September 30, 2024
99.3	Press Release dated October 29, 2024
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial SE
Date: October 29, 2024
                                                                              By: /s/ Ignacio Madridejos________________
                                                Ignacio Madridejos
                                                        Chief Executive Officer